SPA ETF Trust

Tower 49

12 East 49th Street

New York, New York 10017

April 9, 2009

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             SPA ETF Trust—Request for Withdrawal of Post-Effective Amendment Nos. 1 and 5 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-144856 and 811-22103)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), SPA ETF Trust (the “Trust”) hereby requests withdrawal of Post-Effective Amendment Nos. 1 and 5 to the Trust’s Registration Statement filed on Form N-1A (Accession Nos. 0001104659-07-086804 and 0001104659-08-016199, respectively), filed on December 4, 2007 and March 7, 2008, respectively (each an “Amendment” and, together, the “Amendments”).

The Trust has determined not to proceed with the offering of the funds contained in the Amendments.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact our counse1, Jeremy Senderowicz, at (212) 878-3412.  Thank you.

Sincerely yours,

SPA ETF Trust

By:	/s/ Antony Peter Drain
Antony Peter Drain
President